Exhibit 99.1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2026

HARVEST FUND ADVISORS LLC

By: /s/ Anthony Merhige
Name: Anthony Merhige
Title: Senior Managing Director

HARVEST FUND HOLDCO L.P.

By: Blackstone Harvest Holdco L.L.C., its General Partner

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Person

BLACKSTONE HARVEST HOLDCO L.L.C.

By: /s/ Marisa Beeney
Name: Marisa Beeney
Title: Authorized Person

BLACKSTONE INTERMEDIARY HOLDCO L.L.C.

By: Blackstone Securities Partners L.P., its Sole Member

By: /s/ Evan Clandorf
Name: Evan Clandorf
Title: Authorized Person

BLACKSTONE SECURITIES PARTNERS L.P.

By: /s/ Evan Clandorf
Name: Evan Clandorf
Title: Authorized Person

BLACKSTONE ADVISORY SERVICES L.L.C.

By: /s/ Evan Clandorf

Name: Evan Clandorf
Title: Authorized Person

BLACKSTONE HOLDINGS I L.P.

By: Blackstone Holdings I/II GP L.L.C., its
General Partner

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant
          Secretary

BLACKSTONE HOLDINGS I/II GP L.L.C.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

BLACKSTONE INC.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant
          Secretary

BLACKSTONE GROUP MANAGEMENT L.L.C.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman